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                                                               EXHIBIT 99(a)(9)

Media Contact:                  614-223-    (w)   614-   -    (h)
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                                614-   -    (w)   614-   -    (h)
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Investor Contact:               614-   -
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FOR IMMEDIATE RELEASE -- JANUARY 30, 1997

APPALACHIAN POWER, INDIANA MICHIGAN POWER AND OHIO POWER SEEK ARTICLES AMENDMENTS AT SPECIAL MEETINGS;
AMERICAN ELECTRIC POWER ANNOUNCES TENDER OFFER FOR APPALACHIAN POWER, INDIANA MICHIGAN POWER AND OHIO POWER PREFERRED STOCK

     COLUMBUS The boards of directors of Appalachian Power Company, Indiana Michigan Power Company and Ohio Power Company, each a utility subsidiary of American Electric Power Company, Inc. (NYSE:AEP), are soliciting proxies for use at a special meeting of shareholders to be held on February 28, 1997. The special meetings are being held to consider an amendment to each subsidiary's articles of incorporation. The amendment would remove a provision of the articles that limits the subsidiaries' ability to issue debt, including short-term debt. These debt restrictions limit the subsidiaries' flexibility in planning and financing their business activities. Since financial flexibility and capital cost reduction are crucial factors to being successful in the evolving competitive utility environment, the subsidiaries ultimately may be placed at a competitive disadvantage if the debt restrictions are not removed. Currently, power marketers, independent power producers and other utilities who have taken similar action are not hampered by these debt restrictions.

     If a proposed amendment is approved and adopted, the subsidiary will make a special cash payment in the amount of $1.00 per share to each preferred shareholder who voted in favor of the proposed amendment, provided that such shares are not tendered pursuant to AEP's offer. Those preferred shareholders who validly tender their shares will be entitled only to the purchase price per share listed below.

     In conjunction with the special meeting and proxy, AEP announced today that it will offer to purchase for cash any and all outstanding shares of preferred stock of Appalachian Power Company, Indiana Michigan Power Company and Ohio Power Company. The tender offers commence on Thursday, January 30, 1997 and are scheduled to expire at 5:00 p.m. EDT on Friday, February 28, 1997, unless extended.

     Each of AEP's tender offers is conditioned upon, among other things, the proposed amendment being approved and adopted at the special meeting. In addition, preferred shareholders have the right to vote for or against the proposed amendment regardless of whether they tender their shares.

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        The series of preferred stock that AEP is offering to purchase and the applicable purchase price are as follows:

                                                        Purchase Price
Title of Series                                           (per share)
Appalachian Power Company,
Cumulative Preferred Stock (no par value)
- 4-1/2% Series                                             $ 69.02
- 5.90% Series                                              $103.17
- 5.92% Series                                              $103.20
- 6.85% Series                                              $107.26
- 7.80% Series                                              $105.50

Indiana Michigan Power Company,
Cumulative Preferred Stock ($100 par value)
- 4-1/8% Series                                             $ 62.31
- 4.12% Series                                              $ 64.17
- 4.56% Series                                              $ 69.94
- 5.90% Series                                              $101.83
- 6-1/4% Series                                             $103.79
- 6-7/8% Series                                             $106.45
- 6.30% Series                                              $103.71

Ohio Power Company,
Cumulative Preferred Stock ($100 par value)
- 4-1/2% Series                                             $ 69.02
- 4.08% Series                                              $ 64.56
- 4.20% Series                                              $ 66.46
- 4.40% Series                                              $ 69.62
- 5.90% Series                                              $103.09
- 6.02% Series                                              $103.71
- 6.35% Series                                              $105.14

In addition, an amount equal to any accrued and unpaid dividends on the tendered shares will be added to the above tender price.

        The Dealer Managers for the tender offer are Merrill Lynch & Co. and Salomon Brothers Inc, the Information Agent is Morrow & Co. and the Depositary is First Chicago Trust Company of New York.